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                         May 24, 2023

       Neal Manashe
       Chief Executive Officer
       Super Group (SGHC) Ltd
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed May 17, 2023
                                                            File No. 333-272014

       Dear Neal Manashe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Brian Leaf